Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 16, 2007 (which expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment) accompanying the consolidated financial statements of Worldspace, Inc. and subsidiaries appearing in the 2006 Annual Report of the Company to its shareholders included in the Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this Registration Statement and Prospectus. We hereby consent to the incorporation by reference of the aforementioned report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP
McLean, Virginia
July 2, 2007